Exhibit 4.82

Amendment to the Agreement for the Sale and Purchase of shares in

PT Cyber Access Communications dated 9 March 2005 (“SPA”) between Young Crown

Mobile Limited, PT Asia Mobile, Asia Telecommunication Technology Limited and

Hutchison Telecommunications International (Netherlands) B.V. (“the Parties”)

It is hereby agreed by the Parties that the:

(a)	the terms used in this Amendment have the same meaning as ascribed to them in the SPA unless otherwise indicated;

(b)	the “CP” Satisfaction Date” at clause 1.1 of the SPA is extended from 30 April 2005 to 31 July 2005; and

(c)	nothing herein affects or relieves the Seller or the Purchase from their respective obligations under clause 2.3 of the SPA.

Dated: April 2005

Signed for and on behalf of
Yong Crown Mobile Limited

Signed for and on behalf of
PT Asia Mobile

Signed for and on behalf of
Asia Telecommunication Technology Limited

Signed for and on behalf of
Hutchison Telecommunications International (Netherlands) B.V.